UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Baillie Gifford Institutional Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

780 Third Avenue, 43rd Floor

New York, NY 10017

Telephone Number (including area code): 011-44-131-275-2000

Name and address of agent for service of process:

Gareth Griffiths
Calton Square
1 Greenside Row
Edinburgh, Scotland
United Kingdom EH1 3AN

With copies to:

George Raine, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]	No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Edinburgh and the country of Scotland on the 10th day of October, 2025.

Baillie Gifford Institutional Trust

/s/ Michael Stirling-Aird
Name: Michael Stirling-Aird
Title: President

ATTEST:	/s/ Gareth Griffiths
Name: Gareth Griffiths
Title: Secretary